UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                                 PRESSTEK, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   741113 10 4
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

-----------------------------                         --------------------------
   CUSIP No. 741113 10 4              13G                 Page 2 of 5 Pages
-----------------------------                         --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Robert Howard
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
   NUMBER OF SHARES      5   SOLE VOTING POWER
     BENEFICIALLY
      OWNED BY                   1,683,248 as of 12/31/01 (includes options
        EACH                     to purchase 120,000 shares)
  REPORTING PERSON      --------------------------------------------------------
        WITH             6   SHARED VOTING POWER

                                 5,000 as of 12/31/01
                        --------------------------------------------------------
                         7   SOLE DISPOSITIVE POWER

                                 1,683,248 as of 12/31/01 (includes options
                                 to purchase 120,000 shares)
                        --------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER

                                 5,000 as of 12/31/01
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,688,248 as of 12/31/01 (total of 1,568,248 shares plus
              120,000 shares issuable upon exercise of immediately
              exercisable options)
--------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              4.9%
--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

              IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Presstek, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               55 Executive Drive
               Hudson, N.H.  03051-4903

Item 2(a).     Name of Person Filing:

               Robert Howard

Item 2(b).     Address of Principal Business Office Or, If None,
               Residence:

               145 East 57th Street
               New York, New York  10022

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               741113 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a)-(j):  Not applicable.


                               Page 3 of 5 Pages

Item 4.        Ownership:

     (a)       Amount Beneficially Owned:

               Mr. Howard may be deemed to beneficially own 1,688,248 shares of the Issuer's Common Stock as of December 31, 2001, consisting of:
               1,563,248 shares over which Mr. Howard has sole voting and dispositive power, 5,000 shares owned by Mr. Howard's wife for which Mr. Howard may be deemed to share voting and dispositive power and 120,000 shares which may be purchased by Mr. Howard pursuant to currently exercisable stock options over which Mr. Howard has sole voting and dispositive power. Does not include any shares owned by the son of Mr. Howard's wife, as to which Mr. Howard disclaims beneficial ownership.

     (b)       Percent of Class:

               Reference is made to Item No. 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 34,110,906 shares of the Issuer's Common Stock reported by the Issuer to be outstanding on November 7, 2001 according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

     (c)       Number of Shares as to which such person has:

               Reference is made to Items Nos. 5-8 of the Cover Sheet.

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               Not applicable.


                               Page 4 of 5 Pages

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 2002                   Signature:  /s/ Robert Howard
                                                     ---------------------------
                                                     Name/Title: Robert Howard



                               Page 5 of 5 Pages